Exhibit 99.3

FUSION FUEL GREEN PLC

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
SIX MONTHS PERIOD ENDED JUNE 30, 2024

Condensed Consolidated Statement of Financial Position (Unaudited)

		As at,
	Note	30 June 2024	31 December 2023 (Audited)
		€’000	€’000
Non-current assets
Property, plant and equipment	8	24,296	24,776
Intangible assets	7	4,625	5,076
Other receivables		1,176	1,176
Total non-current assets		30,097	31,028

Current assets
Assets held for sale		832	833
Trade receivables		230	-
Prepayments and other receivables	9	3,364	4,919
Inventory	5	5,316	3,672
Income Accruals		752	752
Cash and cash equivalents	6	411	1,147
Total current assets		10,905	11,323

Total assets		41,002	42,351

Non-current liabilities
Trade and other payables - Leases		9,966	9,958
Deferred income	12	9,771	9,299
Total non-current liabilities		19,737	19,257

Current liabilities
Trade and other payables	10	14,183	15,312
Provisions	11	609	609
Contract liabilities		-	587
Deferred income	12	1,353	-
Cost accruals		1,626	1,764
Derivative financial instruments – warrants	13	456	765
Loans and borrowings		1,186	1,326
Total current liabilities		19,413	20,363

Total liabilities		39,150	39,620

Net assets		1,852	2,731

Equity
Share capital		2	2
Share premium		226,795	220,157
Share-based payments reserve		5,797	5,365
Retained earnings		(222,794)	(191,776)
Profit and loss		(7,948)	(31,016)
Total equity		1,852	2,731

Total equity and liabilities		41,002	42,350

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Income (Unaudited)

		For the six months ended	For the six months ended
	Note	June 30, 2024	June 30, 2023
		€’000	€’000
Revenue		-	-
Cost of sales		197	(7,298)
Gross profit		197	(7,298)

Operating expenses
Administration expenses	2	(7,015)	(10,814)
Share-based payment expense	3	(1,045)	(1,207)
Operating loss		(7,863)	(19,319)

Net finance income
Finance income / (costs)		(71)	37
Interest receivable and similar income		29	29
Interest payable and similar expense		(320)	(277)
Derivative financial instruments at FVTPL	13	309	5,283
Net finance income/(costs)		(53)	5,072

Share of losses of equity-accounted investees		-	(205)

Loss before tax		(7,916)	(14,452)
Income tax expense		(32)	(159)
Total comprehensive loss for the year		(7,948)	(14,611)

Basic loss per share	15	(0.47)	(0.57)

Diluted loss per share	15	(0.47)	(0.57)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statement of Changes in Equity (Unaudited)

	Number of shares outstanding	Share capital	Share premium	Share-based payment reserve	Retained earnings	Total
		€’000	€’000	€’000	€’000	€’000

Balance at January 1, 2022	13,123,723	2	213,477	463	(164,430)	49,512
Loss during the year	-	-	-	-	(27,347)	(27,347)
Total comprehensive income for the year	-	-	-	-	(27,347)	(27,347)

Issue of share capital:
ATM – share sales	681,926	-	3,679	-	-	3,679
Share based payments:
Equity-settled share-based compensation	-	-	-	3,509	-	3,509
Balance at December 31, 2022	13,805,649	2	217,156	3,972	(191,777)	29,353

Balance at January 1, 2023	13,805,649	2	217,156	3,972	(191,777)	29,353
Loss during the year	-	-	-	-	(31,016)	(31,016)
Total comprehensive income for the year	-	-	-	-	-	-

Issue of share capital:
Equity incentive plan	10,000	-	-	-	-	-
ATM – share sales	1,103,368	-	3,001	-	-	3,001
Share based payments:
Share based payments				(1,042)	-	(1,042)
Equity-settled share-based compensation	-	-	-	2,435	-	2,435
Balance at December 31, 2023	14,919,017	2	220,157	5,365	(222,793)	2,731

Balance at 1 January 2024	14,919,017	2	220,157	5,365	(222,793)	2,731
Loss during the period					(7,948)	(7,948)
Total comprehensive income for the period	14,919,017	2	220,157	5,365	(230,741)	(5,217)

Issue of Share Capital:
Equity inventive plan	107,500	-	613	-	-	613
Macquarie - Convertible Note	89,792	-	84	-	-	84
ATM - share sales	2,345,452	-	5,941	-	-	5,941
						-
Share based payments:						-
Share Based Payments	-	-	-	(613)	-	(613)
Equity Settled share-based compensation	-	-	-	1,045	-	1,045
Balance at 30 June 2024	17,461,761	2	226,795	5,797	(230,741)	1,852

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the 6 months ended June 30
	2024	2023
	€’000	€’000
Cash flows from operating activities
Net loss for the period	(7,948)	(14,611)
Adjusted for:
Equity settled share-based payment transactions	1,045	1,207
Fair value movement in warrants	(309)	(5,283)
Depreciation and amortization	1,535	1,192
Net finance income	42	(66)
Share of losses of equity-accounted investee	-	205
Impairment losses on property, plant and equipment	-	205
Impairment on inventory	(272)	7,188
	(5,908)	(9,963)
Changes in working capital:
Decrease /(increase) in receivables	1,203	2,599
Increase in inventories	(1,645)	(4,319)
Increase/(decrease) in payables and accruals	(2,073)	5,591
Interest and similar expenses - paid	(289)	(277)
Taxes received	784
Net cash used by operating activities	(7,928)	(6,369)

Cash flows from investing activities
Purchase of tangible assets	(8)	(5,073)
Proceeds from sale of assets	440	-
Development expenditure	(110)	(341)
Receipt of government grants	472	-
Investment in equity-accounted investees	-	(135)
Net cash (used) /from investing activities	794	(5,549)

Cash flows from financing activities
Proceeds from issuance of shares	5,942	2,405
Proceeds from loans and borrowings	1,186	2,686
Payment of lease liabilities	(691)	(630)
Net cash provided by financing activities	6,437	4,461

Net (decrease) in cash and cash equivalents	(698)	(7,457)
Cash and cash equivalents at beginning of period	1,147	8,164
Effects of movements in exchange rates on cash held	(38)	(17)
Cash and cash equivalents at end of period	411	690
Add restricted cash	-	2,395
Cash and cash equivalents at end of period including restricted cash	411	3,085

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes forming part of the unaudited condensed consolidated financial statements.

1.	Summary of significant accounting policies

Business activity

Fusion Fuel Green plc (the “Parent” or “Company”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland.

The Company is a leading provider of full-service energy engineering and advisory solutions, specializing in green hydrogen and industrial gas applications. Through its two operating companies, Fusion Fuel offers a broad portfolio of services, including the design, supply, installation, and maintenance of energy systems, as well as the transport and distribution of liquefied petroleum gas. The Company serves a diverse customer base spanning commercial buildings, mixed-use developments, heavy industries, and food service sectors, while continuing to drive innovation in the renewable energy space. Fusion Fuel is committed to advancing the global energy transition by delivering sustainable, efficient, and reliable energy solutions.

The business activity of the Group changed significantly in the months following the reporting period in review. These changes will be detailed further in our subsequent events disclosures within this report. During the reporting period in review, the Group’s mission was to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. The hydrogen was produced using renewable energy resulting in zero carbon emissions (“Green Hydrogen”) with components built in-house and using the know-how and accumulated experience of its team’s strategic and continuous investment in research and development (“R&D”) around solar technologies.

The Company has a well-established risk management process which is managed through its management team, finance committee and board of directors. The key risks are evaluated throughout the period with key business leaders tasked to manage each risk as required. These risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood.

Basis of presentation

The unaudited condensed consolidated financial statements are prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). In the opinion of the Company’s management, the condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The condensed consolidated financial statements and accompanying notes were prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. These condensed consolidated financial statements and accompanying notes should be read in conjunction with the Group’s annual consolidated financial statements and accompanying notes included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”). These condensed consolidated financial statements are presented in Euro, the functional and presentation currency of the Company. All financial information presented in euro has been rounded to the nearest thousand, unless otherwise stated.

As a result of rounding, numbers or percentages may not add up to the total.

Use of estimates

Preparation of condensed consolidated financial statements in conformity with IFRS requires the use of estimates and judgments that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. IFRS requires the Company to make estimates and judgments in several areas, including, but not limited to, revenue, expenses, assets and liabilities, income taxes and the accompanying disclosures. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, onerous contract provisions, impairment of capitalized development costs, impairment of property, plant and equipment and the valuation of inventory. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Actual results could differ materially from those estimates.

Significant accounting policies

There have been no material changes to the Company’s significant accounting policies as compared to the significant accounting policies described in the 2023 Form 20-F.

New standards or amendments

There were no new standards effective for the period commencing 1 January 2023 that had a material impact on the Group. A number of new standards, amendments to standards and interpretations are not yet effective for the period and have not yet been applied in preparing the unaudited condensed consolidated financial statements. The Group is in the process of assessing the impact on the financial statements of these new standards and amendments. Management currently expects no material impact on the Group’s financial statements on adoption of these amendments.

Segment information

The Group manages its operations as a single segment for purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development around solar technologies. The Executive Committee, and in particular the Chief Financial Officer, is the chief operating decision maker that regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

At the Market Issuance Sales Agreement (“ATM”)

On June 6, 2022, the Parent entered into an At the Market Issuance Sales Agreement (“the ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principal, Class A ordinary shares of the Company having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. During 2023, the Parent sold 1,103,368 class A ordinary shares for net proceeds of $3.3 (€3.2) million and paid $0.1 million (€0.1 million) in commissions to agents as part of these trades.

During the six months ended June 30, 2024, the Parent sold 2,345,452 class A ordinary shares for net proceeds of $6.4 million (€5.9 million) and paid $0.2 million (€0.2 million) in commissions to agents as part of these trades.

Finance update

Convertible promissory note (the “Placement Note”)

On November 27, 2023, the Parent entered into an agreement for financing of up to $20 million of senior convertible notes with Belike Nominees Pty Ltd., a Macquarie Group entity (“Macquarie Group”). This facility has a two-year term and amounts will be drawn down in tranches.

On May 7, 2024, the Company consummated the initial tranche in the amount of $1,150,000 and issued to the Investors, a Placement Note in such amount. The holders of the Placement Note are entitled at any time and from time to time to convert all or any portion of the outstanding and unpaid principal, interest and late fees if any into validly issued, fully paid and non-assessable Class A Ordinary Shares of the Company (“Placement Note Shares”) in accordance with a predefined conversion rate. The estimated number of convertible shares of 1,120,329 was determined based on the share price as of May 1, 2024.

In addition, the Parent also agreed to issue to the Investors, for no additional consideration, private warrants (the “Placement Warrants”) to purchase 208,582 Company’s Class A ordinary shares, $0.0001 par value per share (“Class A Ordinary Shares”). This amount is included in the number of Placement Note Shares above.

During the six months ended June 30, 2024, Placement Note Shares of an amount of 89,792 were issued by the company to the Macquarie Group for total proceeds of $0.9 (€0.8) million.

See subsequent events note to the financial statements for further information pertaining to status of the promissory notes and other finance updates at date of review sign-off.

Going concern

In adopting the going concern basis in preparing the consolidated financial statements, the Directors have considered the Group’s cash on hand, its future cash generation projections and plans, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

On November 27, 2023, the Parent entered into an agreement for financing of up to $20 million of senior convertible notes with Belike Nominees Pty Ltd., a Macquarie Group entity. This facility has a two-year term and it’s expected that amounts will be drawn down in tranches. The first tranche of $1.15 million was drawn down in May 2024. No other tranches have been drawn down to date.

In February 2024, Parent raised net proceeds of $6,398,264 through the ATM facility.

On November 11, 2024, Fusion Fuel Portugal, S.A. (“Fusion Fuel Portugal”), a wholly owned subsidiary of the Group filed for insolvency in the civil court of Sintra, Portugal and is currently undergoing insolvency proceedings.

An event of default was triggered as per the terms of the May 2024 Note, due to Fusion Fuel Portugal’s insolvency filing. As of that date, the outstanding balance was approximately $0.14 million. The Company has initiated discussions with the noteholder regarding a forbearance agreement or waiver, but no assurance can be given that an agreement will be reached.

On November 26, 2024, Parent completed the acquisition of a 69.36% stake in Quality Industrial Corp., a Nevada corporation (“Quality” or “QIND”), pursuant to a Stock Purchase Agreement dated November 18, 2024. The transaction involved issuing 3,818,969 Class A Ordinary Shares (representing 19.99% of the Company’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, which will convert into 41,713,270 Class A shares upon shareholder and Nasdaq approval.

On 19 December 2024, Fusion Fuel Green Plc. transferred to EREE Desarrollos Empresariales S.L., 1,500 shares of P2X Spain Sociedad Ltd. representing 50% of its share capital, by virtue of the public deed executed before the Notary of Madrid. This is the entirety of Fusion Fuel Green Plc´s holdings in the company. The P2X Spain Sociedad Ltd. transfer deed contains the following two conditions that must be fulfilled for the sale and purchase to be completed. The first is the transfer of €370,100 when P2X Spain Sociedad Ltd. signs their deal with another company in Spain and a second payment of €145,000 with the closure of the consortium agreement in relation to the ECO2Fly Project of which P2X Spain Sociedad Ltd. is a member.

On January 10, 2025, the Parent entered into an agreement with an institutional investor for a $25 million equity line of credit, which, upon the satisfaction of certain conditions, will provide the Company with access to additional capital to support its operational and strategic growth initiatives.

On January 13, 2025, the Parent entered into an agreement for financing of $1.28 million of senior convertible notes private placement with a group of institutional investors.

Following the insolvency of Fusion Fuel Portugal and the acquisition of a controlling stake in QIND, the Group has replaced a loss-making operating entity with a profit generating entity, being QINDs subsidiary; Al-Shola Gas (Al Shola Al Modea Gas Distribution LLC). In addition to the acquisition, the Group also incorporated a fully owned entity called Bright Hydrogen Solutions Limited whose principal activity will be the provision of engineering and advisory services and the supply of equipment.

The Group expects to continue to incur net losses for the next 12-18 months and is highly dependent on its ability to find additional sources of funding in the form of debt or equity financing to fund its planned operations. The Group’s success depends on the performance of its two operating subsidiaries, Al-Shola Gas and Bright Hydrogen Solutions. There is no assurance that the Group’s subsidiaries will be successful, especially Bright Hydrogen Solutions as it’s a newly incorporated business with no track record to date. Al-Shola Gas on the other hand has been operating since 1980 years and has been profitable for many years. In addition, Al-Shola Gas announced additional contracts for expected increases in sales in the region of USD 3.5m for fiscal 2025. These conditions raise significant doubt about the Group’s ability to continue as a going concern and therefore, to continue realizing their assets and discharging their liabilities in the normal course of business absent the mitigating actions set out below.

Based upon its current operating and financial plans, management is hopeful it will have sufficient access to financial resources to fund operations, having considered the Group’s available cash resources, the agreement with Belike Nominees Pty Ltd, the recently announced equity line of credit, expected inflows from realised by its two operating subsidiaries, future financing options available to the Group (debt and/or equity), the planned operations of the Group and the ability to adjust its plans if required.

The inability to consummate further tranches of the financing agreement with Belike Nominees Pty Ltd, utilise the equity line of credit and capitalize on the market sentiment afforded to us following the acquisition of a controlling stake in QIND and resolution of compliance issues with Nasdaq would have a negative impact on the Group’s financial conditions and ability to pursue its business strategies. If the Group is unable to operationalize or obtain alternative funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs or strategic partnerships efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations. Although management intends to pursue plans to obtain alternative funding to finance its operations, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

For this reason, the Directors adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

2.	Administration expenses

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	€’000	€’000
Wages and salaries	3,676	4,943
Depreciation and amortization	1,535	1,192
Professional fees	515	879
Consulting fees	326	895
Other expenses	962	2,904
	7,015	10,814

3.	Share-based payments

2021 Equity Incentive Plan

On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorized the Company to grant up to 1,000,000 Class A ordinary shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The types of share-based awards, including the rights amount, terms, and exercisability provisions of grants are determined by the Company’s Board of Directors.

Restricted Share Units (RSUs)

The Company did not grant RSU’s to employees, directors and consultants during the six -month period ended June 30, 2024 (2023: 68,273). The table below shows the number of RSUs granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the RSUs granted:

	Number of RSUs	Weighted average Grant date fair value per share
RSUs outstanding December 31, 2022	87,642	$11.43
Granted	68,273	$3.57
Vested (1)	(86,566)	$9.27
Forfeited	(14,396)	$12.73
RSUs outstanding December 31, 2023	54,953	$6.63
Correction of prior period RSUs outstanding (2)	4,329	n.a
RSUs outstanding December 31, 2023	59,282	$6.63
Granted	-	$-
Vested (1)	(39,281)	$8.86
Forfeited	(1,100)	$9.37
RSUs outstanding June 30, 2024	18,901	$9.5

(1)	No ordinary shares were issued in connection with the RSUs that vested during the six-month period ended June 30, 2024 and the year ended December 31, 2023.

(2)	RSUs outstanding as at December 31, 2023 has been amended due to a prior period error.

The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees and consultants. The total expense recognized related to the RSUs was €0.07 million for the period ended June 30, 2023 (2023: €0.2 million). Total unamortized compensation expense related to the RSUs was €0.03 million as of June 30, 2024, which is expected to be recognized over a remaining weighted average vesting period of 0.7 years as of June 30, 2024.

Share options

On January 3, 2022, the Company announced that under the 2021 Plan, its Board of Directors (“the Board”) approved an award of options for five of its senior managers. With regard to each senior manager, the award comprises three elements:

●	A grant of an option to purchase 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest over a three-year period.

●	A grant of an option to purchase an additional 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest once Parent’s share price closed at or above $18.00 during twenty trading days out of any thirty consecutive trading day period.

●	Eligibility to receive an option to purchase up to an additional 50,000 Class A ordinary shares having an exercise price equal to the average last sales price of the Class A ordinary shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share, for each of calendar years 2022, 2023 and 2024, each to be granted based on individual performance at the discretion of the Compensation Committee of the board of directors.

All options granted will expire on December 31, 2028.

The Company granted 143,628 options to employees, directors and consultants during the six-month period ended June 30, 2024 (2023: 143,628).

The fair value of the options granted during the six-month period ended June 30, 2024 were estimated using the Black-Scholes option-pricing model. The inputs for the Black-Scholes model require management’s significant assumptions. The risk-free interest rate was based on a normalized estimate of the 7-year U.S. treasury yield. Expected share volatility has been based on historical volatility information of reasonably comparable guideline public companies and itself. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Expected dividend yield is based on the fact that the Company has never paid cash dividends and its future ability to pay cash dividends on its shares may be limited by the terms of any future debt or preferred securities. The Company has elected to account for forfeitures as they occur.

The range of assumptions that the Company used to determine the grant date fair value of employee and director options granted were as follows:

	Tranche 1	Tranche 2	Directors
Volatility	70.91%	70.91%	75.32%
Expected term in years	7	7	6.92
Dividend rate	0%	0%	0%
Risk-free interest rate	1.58%	1.58%	1.58
Hurdle price	-	$18	-
Exercise price	$10.50	$10.50	$6.45
Share price	$9.42	$9.42	$5.03
Fair value of option on grant date	$6.14	$6.18	$3.31

The table below shows the number of options granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the options granted:

	Number of options	Weighted average Grant date fair value per share
Options outstanding December 31, 2022	1,666,667	$5.21
Granted	154,074	$2.87
Vested	(354,074)	$4.71
Forfeited	(666,667)	$6.16
Options outstanding December 31, 2023	800,000	$6.14
Granted	143,628	$2.87
Vested	(71,814)	$2.87
Forfeited	-	$-
Options outstanding June 30, 2024	871,814	$5.87

There were 871,814 unvested employee and director options outstanding as of June 30, 2024. Total expense recognized related to the employee and director share options was €1 million for the period ended June 30, 2024. Total unamortized compensation expense related to employee and director share options was €2.8 million as of June 30, 2024, expected to be recognized over a remaining weighted average vesting period of 2.4 years as of June 30, 2024.

Incentive shares

As part of their compensation package, the non-executive directors that were appointed in December 2020 were granted 5,000 shares for each year of service to the Company.

	Number of shares	Weighted average Grant date fair value per share
Incentive shares outstanding December 31, 2022	5,000	$23
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Incentive shares outstanding December 31, 2023	5,000	$23
Granted	-	$-
Vested	-	$-
Incentive shares outstanding June 30, 2024	5,000	23

The above shares vest at the discretion of the board of directors. No incentive shares were granted in the six-months period ended June 30,2024. The total expense for these shares recognised in the six-month period ended June 30, 2024 was €0.06 million (2023: €0.03).

As of June 30, 2024, there was no unrecognised share-based payment expense related to the incentive shares. The shares have been recorded at their fair value at June 30, 2024.

Reconciliation to statement of profit or loss – for the six months ended June 30

€’000	2024	2023
RSUs	75	204
Incentive shares	6	28
Options	964	975
Share-based payment expense	1,045	1,207

4.	Taxation

The Group generated tax losses during the six-month periods ended June 30, 2024 and 2023. The current tax expense booked for the six-month period ended June 30, 2024 is €0.03 million (2023: €0.16 million). The Group recognised a deferred tax expense of €nil for each period.

During the six-month periods ended June 30, 2024 and 2023, the Group’s Portuguese operations were subject to a statutory tax rate of 21%. In Ireland, the headline corporate income tax rate for trading companies is 12.5%, with a rate of 25% applicable to other non-trading sources.

5.	Inventory

	2024	2023
	€’000	€’000
Raw materials	1,867	1,968
Work in progress	776	1,704
Finished product	2,673	-
Total Inventory	5,316	3,672

Inventories of €0.81 million (2023: €3.5) were consumed during the six-month periods ended June 30, 2024, which includes conversion and other costs incurred in bringing the inventory to its present condition.

The cost of scrapped materials through the normal production cycle amounted to €0.02 million (2023: €0.1). These items were recognised as an expense during the six-month periods ended June 30, 2024 and 2023, in ‘cost of sales’.

6.	Cash and cash equivalents

	2024	2023
	€’000	€’000
Cash and cash equivalents	25	860
Restricted cash	386	287
	411	1,147

The restricted cash relates to amounts from the Agency for Competitiveness and Innovation (“IAPMEI”) as grant aid towards our C-5 development projects. This cash is subject to a variety of conditions relating to its disbursements and remains restricted until such time that project development commences.

7.	Intangible assets

*	The additions relate to materials acquired during the period for the purpose of developing our HEVO technology.

	Completed Development Technology	Product development in progress	Intellectual property and patents registration	Software	Total
2024	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2024	2,996	1,346	1,911	190	6,443
Additions – other*	2	110	-	-	112
Transfer during the year	685	(685)	-	-	-
At June 30, 2024	3,683	771	1,910	190	6,554

Amortisation & impairment
At January 1, 2024	(1,321)	-	(3)	(43)	(1,367)
Amortisation charge	(552)	-	(1)	(9)	(562)
At June 30, 2024	(1,873)	-	(4)	(52)	(1,929)

Net book value
At June 30, 2024	1,810	771	1,907	138	4,625

2023
Cost
At January 1, 2023	2,995	717	1,911	80	5,703
Additions – other*	2	629		109	740
At December 31, 2023	2,996	1,346	1,911	190	6,443

Amortisation
At January 1, 2023	(330)	-	(2)	(20)	(352)
Amortisation charge	(990)		(1)	(23)	(1,014)
At December 31, 2023	(1,321)	-	(3)	(43)	(1,367)

Net book value
At January 1, 2023	2,664	717	1,908	60	5,350
At December 31, 2023	1,676	1,346	1,907	147	5,076

Intellectual property of €1.9 million (2023: €1.9 million) and capitalised project development costs of €1.45 million (2023: €1.35 million) are considered to be of indefinite life and accordingly are not amortized. Completed development technology represents the costs incurred on bringing our first generation HEVO electrolyzer to market and is being amortised over a useful life of 3 years.

Research and development expenditure (excluding those related to wages and salaries) of €0.87 million (2023: €0.94 million) have been recognised during the six-month periods ended June 30, 2024.

The Group considers that there have been no indicators of impairment during the period. The annual impairment analysis will be performed as at December 31, 2024.

8.	Property, plant and equipment

	Assets under construction	Plant and machinery	Office and other equipment	Right of use assets	Total
2024	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2024	14,726	5,846	422	11,984	32,978
Additions during the year	6	2	1	27	36
Transfer to inventory	-				-
Revaluation of ROU assets	-	-	-	455	455
At June 30, 2024	14,731	5,848	423	12,466	33,469

Depreciation
At January 1, 2024	(3,317)	(2,985)	(185)	(1,715)	(8,202)
Charge for year	-	(410)	(47)	(515)	(972)
Impairment charge	-	-	-	-	-
At June 30, 2024	(3,317)	(3,395)	(231)	(2,230)	(9,173)

Net book values
At June 30, 2024	11,414	2,453	192	10,236	24,296
At December 31, 2023	11,409	2,861	237	10,269	24,776

2023
Cost
At January 1, 2023	15,106	1,337	389	8,762	25,594
Additions during the year	8,314	243	33	3,072	11,662
Transfer to inventory	(161)				(161)
Reclassification to assets held for sale	(3,957)	-	-	-	(3,957)
Disposals	(310)	-	-	-	(310)
Reclassifications	(4,266)	4,266		150	150
At December 31, 2023	14,726	5,846	422	11,984	32,978

Depreciation
At January 1, 2023	(2,324)	(1,148)	(84)	(765)	(4,321)
Charge for year	-	(472)	(101)	(950)	(1,523)
Impairment charge	(4,117)	(1,365)	-	-	(5,482)
Reclassification to assets held for sale	3,124				3,124
At December 31, 2023	(3,317)	(2,985)	(185)	(1,715)	(8,202)

Net book values
At December 31, 2023	11,409	2,861	237	10,269	24,776
At December 31, 2022	12,782	189	305	7,997	21,273

Depreciation expense on property and equipment was €0.97 million and €0.68 million for the six-month periods ended June 30, 2024 and 2023, respectively. Assets under construction includes costs mostly related to construction of costs incurred on the Group’s Benavente production facility.

During the six-month periods ended June 30, 2024, the Company extended its leases on the Lisbon and Irish offices, resulting in a revaluation of the right-of-use assets of €0.45 million.

9.	Prepayments and other receivables

	2024	2023
	€’000	€’000
Prepayments	577	585
VAT recoverable	1,075	1,387
Trade receivables	-	1,473
Grant receivable	803	803
Other receivables	909	671
	3,364	4,919

10.	Trade and other payables

	2024	2023
	€’000	€’000
Trade payables (1)	10,993	11,015
Amounts owed to related parties (2)	1,363	2,113
Lease liability – current	876	826
Payroll taxes	775	1,163
Other	176	196
	14,183	15,312

(1)	Included in this figure is an amount relating to a facility agreement with KEME for €690,073 at the time it was entered into. The purpose of this agreement is to enable KEME to finance their hydrogen production plant and was negotiated along with the Equipment supply and installation services contract. Interest is accrued at a rate of 7%. Under this agreement, we transferred €0.53 million on May 17, 2023. This amount remains outstanding at June 30, 2024. As part of the Equipment supply and installation services contract, KEME made an advanced payment of €1.1 million during the first quarter of 2023. As no revenue has been recognised to date for this contract, the net payable position at June 30, 2024 to KEME was €0.53 million.

(2)	This amount relates to a balance owing to an affiliate, MagP Inovação, S.A. (“MagP”). Please refer to the 2023 Form 20-F for details of the Group’s relationship with MagP.

11.	Provisions

	Onerous contract provisions	Warranties	Total
	€’000	€’000	€’000
At January 1, 2023	8,403	-	8,403
Provisions made during the year	-	-	-
Provisions used during the year	(4,972)	-	(4,972)
Provisions reversed during the year	(2,822)	-	(2,822)
Transfers	(197)	197	-
At December 31, 2023	412	197	609
Movements during the period	-	-	-
At June 30, 2024	412	197	609

12.	Deferred income

	2024	2023
Current	€’000	€’000
Grant – C5 (IAPMEI)	-	-
Income deferrals - customers	1,353	-
	1,353	-
Non-Current
Grant – C5 (IAPMEI)	9,771	9,299
	9,771	9,299

During the period end June 30, 2024, €2.0 million previously received in relation to the C-14 grant award was reclassified from PPE and subsequently recognised under deferred income. This grant funding can only be spent on a specific project and cannot be used by the Group in the ordinary course of business. As no project expenditure has been incurred to date, this amount will be recognised as deferred income until such time that it can be offset against project expenditure. Customer income referrals relate to cash received from various customers and will remain in deferred income until such a time that the revenue can be recognised in line with the Company’s revenue recognition accounting policy.

13.	Publicly floated warrants

The functional currency of the Company is the Euro and as the exercise price of the Company’s share purchase warrants is fixed in US Dollars, these warrants are considered a liability as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these warrants are classified and accounted for as a derivative liability at fair value through profit or loss.

As of June 30, 2024 and December 31, 2023 there were 8,869,633 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Parent at an exercise price of $11.50 per share. Until warrant holders acquire the Parent’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Parent’s Class A ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms.

The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW.

Total no. of warrants
In issue at December 31, 2022	8,869,633
Exercise of warrants during the year	-
In issue at December 31, 2023	8,869,633
Exercise of warrants during the period	-
In issue at June 30, 2024	8,869,633

The fair value of the warrants as at June 30, 2024 and December 31, 2023 was $0.29 and $0.92 respectively. See reconciliation of fair values below.

€’000
Balance – December 31, 2021	15,271
Fair value movement on warrants unexercised (including exchange differences)	(7,620)
Balance – December 31, 2022	7,651
Fair value movement on warrants unexercised (including exchange differences)*	(6,886)
Balance – December 31, 2023	765
Fair value movement on warrants unexercised (including exchange differences)*	(309)
Balance – June 30, 2024	456

*	recognised in profit or loss - Adjustments to the fair value of derivatives – warrants
**	recognised in profit or loss - Other finance income
***	recognised in equity – Share premium

14.	Financial instruments and risk management

The Group’s operations expose it to various financial risks that include credit risk, liquidity risk and market risk. The Group has a risk management framework in place which seeks to limit the impact of these risks on the financial performance of the Group. It is the policy of the Group to manage these risks in a non-speculative manner. These unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2023 Form 20-F. There have been no changes in the Group’s risk management policies in the period.

Accounting classifications and fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers between fair value levels during the period. As at June 30, 2024, the tradeable warrants are measured at fair value using Level 1 inputs. The fair value of the tradeable warrants is measured based on quoted market prices at each reporting date. Until the Group disposed of all its positions, the short-term investments were previously measured at fair value using Level 1 inputs.

	Carrying value			Fair value
	Cash and receivables	Liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
30 June 2024
Cash and cash equivalents	411	-	411	-	-	-
Other receivables*	909	-	909	-	-	-
Trade payables	-	(10,994)	(10,994)	-	-	-
Warrants	-	(456)	(456)	(456)	-	-	(456)
Amounts owed to related parties	-	(1,363)	(1,363)	-	-	-
Loans and borrowings	-	(1,186)	(1,186)
Other payables**	-	(176)	(176)	-	-	-
	1,320	(14,175)	(12,855)	(456)	-	-	(456)
31 December 2023
Cash and cash equivalents	1,147	-	1,147	-	-	-	-
Trade receivables	1,473	-	1,473	-	-	-	-
Other receivables*	671	-	671	-	-	-	-
Trade payables	-	(11,015)	(11,015)	-	-	-	-
Warrants	-	(765)	(765)	(765)	-	-	(765)
Amounts owed to related parties	-	(2,113)	(2,113)	-	-	-	-
Loans and borrowings	-	(1,326)	(1,326)	-	-	-	-
Other payables**	-	(195)	(195)	-	-	-	-
	3,291	(15,414)	(12,123)	(765)	-	-	(765)

*	Prepayments and VAT have been excluded as they are not classified as a financial asset.
**	Employment taxes have been excluded as these are statutory liabilities.

Cash and cash equivalents including the short-term bank deposits

For cash and cash equivalents, all of which have a maturity of less than six months, the carrying value is deemed to reflect a reasonable approximation of fair value.

Other receivables and payables

For the receivables and payables with a remaining term of less than one year or on demand balances, the carrying amount less impairment allowances, where appropriate, is a reasonable approximation of fair value.

Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group is the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. The Company currently has no operations outside of the Eurozone, so the effect of the translation of foreign operations is not significant to the Group. At June 30, 2024 and December 31, 2023, the Company had USD and EUR cash balances of approximately $0.02 million (December 2023: $0.3 million), and €3 million (December 2023: €7.8 million) respectively. The following significant exchange rates have been applied during the period.

	Average rate		Period-end spot rate
	2024	2023	2024	2023
Euro
USD	1.0808	1.081	1.0705	1.0866

15.	Loss per ordinary share

	2024	2023
Basic loss per Class A ordinary share	(0.47)	(1.03)
Diluted (loss) per Class A ordinary share	(0.47)	(1.03)
Number of ordinary shares used for loss per share (weighted average)
Basic	16,964,586	14,439,644
Diluted	16,964,586	14,439,644

Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of Class A ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of Class A ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into Class A ordinary shares.

The diluted loss per share reflects the basic loss per share since the effects of potentially dilutive securities are anti-dilutive. For the periods included in these financial statements the Group was loss-making, therefore, the following anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding:

	30 June 2024	31 December 2023
Warrants	9,092,121	8,869,633
RSUs - outstanding	18,901	54,952
RSUs – vested but no ordinary shares issued	150,771	115,820
Incentive shares	5,000	5,000
Share options	1,626,256	1,482,628

17.	Subsequent events

The following subsequent events occurred post the relevant reporting period and the issuance of the Financial Statements.

Subscription agreement - Hydrogenial S.A.

On August 28, 2024, the Company entered into a Subscription Agreement with Hydrogenial S.A. (“Hydrogenial” or the “Investor”) for a $33.5 million investment, involving the purchase of 43,790,850 Class A shares and warrants for an additional 13,137,254 shares. The Investor failed to fund the transaction by the contractual closing date of September 30, 2024. The funding deadline was subsequently extended to October 25, 2024, at which date, the investor failed to fund.

On November 6, 2024, the Company’s subsidiary, Fusion Fuel Portugal, filed a €27 million damages claim against Hydrogenial’s CEO, in the Lisbon civil court, citing financial misrepresentation and the resulting pending insolvency of Fusion Fuel Portugal (see below). Despite the claim and insolvency, the Investor’s funding obligation remains in effect and management continue to have active discussions regarding the funding of the subscription agreement.

Insolvency of operating subsidiary

On November 11, 2024, Fusion Fuel Portugal, S.A. (“Fusion Fuel Portugal”), a wholly owned subsidiary of the Group filed for insolvency in the civil court of Sintra, Portugal, with a process number of 17685/24.5T8 SNT, and is currently undergoing insolvency proceedings. In Portugal, the courts typically appoint an insolvency administrator in the 3 to 5 working days after the filing. At this point, the insolvency administrator takes control of the company and defines the next steps for its activities and creditors. The insolvency administrator was appointed on November 14, 2024.

The Company no longer controls Fusion Fuel Portugal, S.A, for accounting purposes, and therefore, expects that it will be deconsolidated prospectively from 11 November 2024 in the 2024 financial statements.

Default notice on Belike Nominees Pty Ltd promissory notes

On May 7, 2024, Belike Nominees Pty Ltd issued a $1.15 million Placement Note (“May 2024 Note”), which included default provisions for bankruptcy or insolvency events.

The Placement Note provides for certain customary events of default (each, an “Event of Default”), including, among other things, the bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors that are instituted by or against the Company or any subsidiary of the Company (a “Bankruptcy Event of Default”).

As a result of Fusion Fuel Portugal’s insolvency filing on November 11, 2024, a Bankruptcy Event of Default may have been triggered, requiring immediate repayment at 125% of the outstanding amount, with an 18% annual default interest rate. As of that date, the outstanding balance was approximately $0.14 million. The Company has initiated discussions with the noteholder regarding a forbearance agreement or waiver, but no assurance can be given that an agreement will be reached.

Merger with Quality Industrial Corp.

On November 26, 2024, Parent completed the acquisition of a 69.36% stake in Quality Industrial Corp., a Nevada corporation (“Quality” or “QIND”), pursuant to a Stock Purchase Agreement dated November 18, 2024. The transaction involved issuing 3,818,969 Class A Ordinary Shares (representing 19.99% of the Company’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, which will convert into 41,713,270 Class A shares upon shareholder and Nasdaq approval.

As per SEC guidelines, the Company is required to disclose pro forma combined balance sheet and statement of operations for the two entities as at their most recent audited financial statements, to give effect to the Acquisition as if it had occurred on December 31, 2023. See disclosure note 18 for more details.

QIND is focused on acquisitions in the industrial, oil & gas, and utility sectors and seeks to pursue and execute acquisitions which accelerate their growth strategy. The entity has 6 employees. It has a clear acquisition strategy in place, targeting acquisitions to drive long-term value creation for shareholders. On March 27, 2024, QIND entered into a definitive Stock Purchase Agreement with the shareholders of Al Shola Al Modea Gas Distribution LLC (“ASG” or “Al Shola Gas”) to acquire a 51% interest in ASG. The Closing of the transaction took place upon the execution of the definitive Stock Purchase Agreement. Al Shola Gas is an engineering and distribution company in the LPG industry in the United Arab Emirates and was established in 1980 with around 120 employees. The company is one of the region’s leading suppliers and contractors of LPG centralized pipeline systems and is approved by The General Directorate of Civil Defense, Government of Dubai, as a Central Gas Contractor and LPG Supplier. Al Shola Gas is ISO 9001 certified and offers a wide range of services including Consultation, Design, Supply, Installation, Maintenance, Distribution and Commissioning of Central Gas Systems. ASG provides a wide range of bespoke solutions across all LPG related requirements.

Sale of Group´s interest in P2X Spain Sociedad Ltd. (previously Fusion Fuel Spain S.L.)

On 19 December 2024, Fusion Fuel Green Plc. transferred to EREE Desarrollos Empresariales S.L., 1,500 shares of P2X Spain Sociedad Ltd. representing 50% of its share capital, by virtue of the public deed executed before the Notary of Madrid. This is the entirety of Fusion Fuel Green Plc´s holdings in the company. The P2X Spain Sociedad Ltd. transfer deed contains the following two conditions that must be fulfilled for the sale and purchase to be completed. The first is the transfer of €370,100 when P2X Spain Sociedad Ltd. signs their deal with another company in Spain and a second payment of €145,000 with the closure of the consortium agreement in relation to the ECO2Fly Project of which P2X Spain Sociedad Ltd. is a member.

Equity line of credit and Convertible note – Keystone Capital & other investors

On January 10, 2025, the Company entered into a Securities Purchase Agreement with institutional investors for the private placement of senior convertible notes and warrants. The company issued senior convertible notes with an aggregate principal amount of $1.28 million at a 20% original issue discount, resulting in net proceeds of $1.025 million. The notes bear interest at 8% per annum, increasing to 22% upon default, and mature on July 10, 2026. The notes are convertible at the holder’s option into Class A Ordinary Shares at a conversion price of $0.559 per share, subject to adjustments, including full-ratchet antidilution protections and price resets based on market conditions. In the event of default, the notes may be converted at 80% of the lowest volume-weighted average price over the five trading days preceding the conversion, subject to a floor price of $0.1118 per share. The agreement restricts the company from entering into variable rate transactions, issuing new debt, declaring dividends, or conducting more than one reverse share split without investor consent. Investors have certain redemption rights in cases of change of control, asset sales, or subsequent equity placements, with redemptions occurring at a 15% premium to the greater of the outstanding amount or an alternate conversion-based calculation.

Additionally, the company entered into a registration rights agreement and $25 million equity line of credit (ELOC) arrangement. Under the ELOC, Parent may register Class A Ordinary Shares for resale, with restrictions on issuing new securities for 90 trading days following the effectiveness of the resale registration statement. Investors have a right of first refusal on any subsequent financing transactions through July 10, 2025. The company is required to reserve at least 150% of the maximum number of shares issuable upon conversion of the notes and exercise of the related warrants. The January 2025 warrants, issued in conjunction with the notes, allow investors to purchase 2,292,040 Class A Ordinary Shares at an initial exercise price of $0.559 per share, with similar antidilution protections and price adjustments.

Nasdaq equity and minimum bid-price compliance

On November 5, 2024, Nasdaq’s Listing Qualifications Staff issued a Staff Determination Notice denying Fusion Fuel’s request to transfer to the Nasdaq Capital Market, following its failure to regain compliance with Nasdaq’s $10 million stockholders’ equity requirement by the November 4, 2024 deadline.

Previously, the Company had been notified on May 8, 2024, that it was non-compliant with Nasdaq Listing Rule 5450(b)(1)(A), having reported $3,022,125 in stockholders’ equity in its 2023 Form 20-F. Additionally, on August 1, 2024, the Company received notice of non-compliance with Nasdaq’s $1.00 minimum bid price rule, as its stock had traded below this threshold for 31 consecutive business days.

The Company attend a hearing before Nasdaq’s Hearings Panel on January 8, which temporarily stays any delisting action. On January 30, Nasdaq approved Fusion Fuel Green PLC’s request to transfer its listing to The Nasdaq Capital Market, granting the company an additional 180-day grace period, until July 28, 2025, to regain compliance with the $1 minimum bid price requirement.

If, at any time before this deadline, the stock maintains a closing bid price of at least $1 per share for 10 consecutive business days Nasdaq will confirm compliance, and the issue will be resolved.

18.	Audited pro forma combined financial information as of the year ended December 31, 2023

On November 26, 2024, Parent completed the acquisition (the “Acquisition”) of a 69.36% stake in Quality Industrial Corp., a Nevada corporation (“Quality” or “QIND”), pursuant to a Stock Purchase Agreement dated November 18, 2024. The transaction involved issuing 3,818,969 Class A Ordinary Shares (representing 19.99% of the Company’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, which will convert into 41,713,270 Class A shares upon shareholder and Nasdaq approval.

The Acquisition was considered to be a business combination accounted for under International Financial Reporting Standards (“IFRS”) acquisition method of accounting. In accordance with IFRS 3 - Business Combinations, Fusion Fuel has been identified as the accounting acquirer, and Quality as the target, for accounting purposes. Consequently, Fusion Fuel will consolidate Quality into its financial statements for the year ended 2024.

Accordingly, the assets acquired, and liabilities assumed have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated on a preliminary basis to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to potential adjustment upon finalization of the purchase price allocation.

The following audited combined pro forma balance sheet as of December 31, 2023, gives effect to the Acquisition as if it had been completed as of December 31, 2023. The pro forma information has been prepared by our management, and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

Audited Combined Pro Forma Condensed Balance Sheet as of December 31, 2023

U.S. dollars in thousands

	HTOO	QIND	Pro-forma adjustment					Consolidated Pro-Forma
	31-Dec-23	31-Dec-23	Share issuance (69.36%)		Transaction costs	Share conversion		31-Dec-23
ASSETS
Current Assets
Cash and Cash Equivalents	1,267,023	2,492			(198,688) [5]			1,070,827
Inventory	4,057,220	-						4,057,220
Other Current Assets	7,185,958	2,000,000						9,185,958
Total Current Assets	12,510,202	2,002,492	-		(198,688)			14,314,006

Non-Current Assets
Long Term Investments	1,299,135	6,500,000						7,799,135
Property, Plant and Equipment	27,379,320	-						27,379,320
Related Party Receivables	-	333,133						333,133
Goodwill & other Intangible assets	5,608,644	-	14,874,243	[1]				20,482,887
Total Non-current Assets	34,287,100	6,833,133	14,874,243		-			55,994,476
Total Assets	46,797,302	8,835,625	14,874,243		(198,688)			70,308,482

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	16,920,104	166,577						17,086,681
Other Payables - current	1,464,828	5,379,554						6,844,382
Convertible Notes, net of discount	-	2,310,109						2,310,109
Other Current Liabilities	4,116,218	235,886						4,352,104
Total Current Liabilities	22,501,149	8,092,126	-		-			30,593,275

Non-Current Liabilities
Lease Operating Non-Current Portion	11,002,787							11,002,787
Deferred income - Grant	10,274,954							10,274,954
Total Long-term Liabilities	21,277,741	-	-		-			21,277,741
Total Liabilities	43,778,890	8,092,126	-		-			51,871,016

Stockholders’ Equity
Preferred stock	-	-	417	[2]		(417)	[7]	-
Common stock	2,131	127,132	(126,750)	[3]		4,171	[7]	6,684
Additional paid-in capital	249,202,406	17,248,964	(1,859,864)	[4]		(3,754)	[7]	264,587,752
Retained Earnings/ accumulated Deficit	(246,186,125)	(16,632,597)	16,632,597		(198,688) [5]	227,844	[8]	(246,156,969)
Noncontrolling interest	-	-	227,844	[6]		(227,844)	[8]	-
Total stockholders’ Equity	3,018,412	743,499	14,874,243		(198,688)	-		18,437,466
Total liabilities and stockholders’ Equity	46,797,302	8,835,625	14,874,243		(198,688)	-		70,308,482

Audited Combined Pro Forma Statement of Operations for the year ended December 31, 2023

U.S. dollars in thousands

	HTOO	QIND	Pro-forma adjustment	Consolidated
All figures are in $ USD unless otherwise stated	31-Dec-23	31-Dec-23	Transaction costs	31-Dec-23

Revenue	4,481,822	-	-	4,481,822

Cost of revenues	21,727,430	-	-	21,727,430

Gross profit	(17,245,608)	-	-	(17,245,608)

Total operating expenses	22,842,112	2,704,320	198,688	25,745,119

Income (loss) from operations	(40,087,720)	(2,704,320)	(198,688)	(42,990,727)

Other (income) expenses	(6,977,679)	1,457,477	-	(5,520,202)

Operating profit before tax	(33,110,041)	(4,161,797)	(198,688)	(37,470,526)

i.	Basis of Presentation

The audited pro forma combined financial statements are based on Fusion Fuel and Quality’s historical consolidated audited financial statements as adjusted to give effect to the Acquisition and the shares issued as part of the Acquisition. The audited pro forma condensed combined financial information for the year ended December 31, 2023 was prepared using the acquisition method of accounting and gives effect to the Acquisition as if it had occurred on December 31, 2023.

Historical financial information has been adjusted in the pro forma balance sheet to pro forma events that are:

(1) directly attributable to the Acquisition; and

(2) factually supportable.

The pro forma adjustments presented in the pro forma combined balance sheet and statement of operations are described in Note (iii) - Pro Forma Adjustments.

ii.	Preliminary Purchase Price Allocation

On November 26, 2024, Fusion Fuel completed the acquisition of Quality, pursuant to a Stock Purchase Agreement dated November 18, 2024. Under the terms of the agreement, 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of Quality were sold, representing approximately 69.36% of Quality’s equity value.

The purchase price was structured through a share swap whereby Fusion Fuel issued 3,818,969 Class A Ordinary Shares (representing 19.99% of the Company’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, which will convert into 41,713,270 Class A shares upon shareholder and Nasdaq approval.

The pro forma financial statements have been prepared on the basis of the acquisition method, in accordance with IFRS 3, whereby Quality’s historical financial results have been adjusted for the effects of fair value measurements as of the acquisition date. The acquirer has been identified as Fusion Fuel Green PLC, and the target as Quality Industrial Corp.

The purchase price was preliminarily allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition. The preliminary purchase price allocation is subject to further refinement and may require adjustments to arrive at the final purchase price allocation.

The net assets of Quality were $743,499 as of December 31, 2023, of which $515,655 (69.36%) would have been owned by Fusion Fuel if the Acquisition had occurred on December 31, 2023. The remaining $227,844 (30.64%) of the net assets are held by minority interest.

The dollar value of the purchase price paid equates to approx. $15,389,898 for 69.36% of Quality. The purchase price, minus the net assets held by Parent would result in an implied goodwill value of $14,874,243 if the acquisition had occurred on December 31, 2023.

Once transaction closing requirements have been met, i.e. once HTOO board and Nasdaq approve the transaction, the 4,171,328 Series A Convertible Preferred Shares will convert on a 1-for-10 basis into Series A Ordinary Shares and the non-controlling interest (remaining 30.64%) will be subsumed into HTOO. QIND will at this point be considered a wholly owned subsidiary of HTOO.

iii.	Pro Forma Transaction Accounting Adjustments

The pro-forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the audited pro-forma condensed combined financial information:

To give effect of consolidation as per general accepted principles of consolidation, purchase consideration, goodwill and minority interest has been recorded.

1.	To record purchase price in excess of fair value of net assets acquired, based on a preliminary purchase price allocation.

2.	To record the issuance of 4,171,328 Series A Convertible Preferred Shares of the Company, at a price per of $0.338. These Preferred Ordinary Shares convert into common shares on a 1-for-10 basis.

3.	To record the issuance of 3,818,969 Series A Ordinary Shares of the Company, at a price per of $0.338.

4.	To record the additional paid in capital recorded in the Acquisition.

5.	To record costs associated with the Acquisition.

6.	To represent the value of QIND that is not directly owned by HTOO at the time the Acquisition closes.

7.	To account for the conversion of preferred shares into common shares at a 10 for 1 ratio once transaction closing requirements are met, at which point QIND becomes a wholly owned subsidiary of HTOO.

8.	To account for the additional 30.64% equity value of QIND that has been subsumed into HTOO and is no longer considered non-controlling interest, post transaction closing requirements are met.

19.	Group companies

Entity name	Country of incorporation	Principal activities	Group interest at June 30, 2023
Fusion Fuel Portugal, S.A.	Portugal	Operating company	100%
Fuel Cell Évora, Unipessoal LDA	Portugal	Hydrogen production	100%
Fuel Cell Évora I, Unipessoal LDA	Portugal	Hydrogen production	100%
Fusion Fuel USA, Inc.	United States	Operating company	100%
Fusion Fuel Spain, S.L.	Spain	Hydrogen production	50%
Fusion Fuel Australia, PTY Ltd	Australia	Hydrogen production	100%
Fusion Fuel Australia – Pilot PTY Ltd	Australia	Hydrogen production	100%
Hevo Sines, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Sines II, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Sines III, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Portugal, Unipessoal, LDA	Portugal	Hydrogen production	100%
Hanoi Asset Management, S.L.	Spain	No activity to date	100%
Hevo Aveiro, Unipessoal LDA	Portugal	Hydrogen production	100%

Note that the group companies have significantly changed post the reporting period due to the insolvency of Fusion Fuel Portugal, the merger with QIND and the subsequent incorporations of Bright Hydrogen Solutions.

20.	Approval of financial statements

The directors approved the unaudited condensed consolidated financial statements on February 27, 2025